Mail Stop 3720

      							March 30, 2006


Mr. Jearld L. Leonhardt
Chief Financial Officer
CommScope, Inc.
1100 CommScope Place, S.E.
P.O. Box 339
Hickory, NC 28602

	Re:	CommScope, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 1, 2006
      File No. 1-12929

Dear Mr. Leonhardt:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 24

Comparison of Results of Operations for the Year Ended December
31,
2005 with the Year Ended December 31, 2004

1. Based on your disclosure at page 81, it appears that your segments contribute in a disproportionate way to your operating results. Revise your disclosure to discuss your results of operations on a segment basis, as required by Section 501.06 of the Codification of
Financial Reporting Policies. In this regard, we note that you discuss information regarding net sales for each segment within MD&A.
Expand this disclosure to discuss your segment measure of profit or loss, which appears to be "operating income (loss)," for each reportable segment.

OFS Brightwave, LLC, page 32

2. We note the discussions on pages 32 -33 and pages 37-38 of MD&A concerning OFS BrightWave, LLC and the negotiations with Furukawa, and the related disclosure in footnote 5 to your financial statements. Please expand your disclosures here and in note 5 so that the facts and circumstances concerning your negotiations with Furukawa, and the impact from the resulting amendments to the agreements, are wholly transparent to investors. In your disclosures, separately address each of the agreements in place prior to the negotiations in June 2004 and each of the agreements in place after the negotiations in 2004. Disclose the material terms, the business purpose, the financial impact, your accounting, and the basis for this accounting and advise us. Your revised disclosures and supplemental response should specifically address the following comments.

a. Regarding the impact of your negotiations with Furukawa, it is our
understanding that prior to amending your agreements with Furukawa on
June 14, 2004, CommScope had the absolute and unconditional right to
sell to Furukawa all, but not less than all, of the Company`s membership interest in OFS Brightwave for $173,388,000. This put right could only be exercised by the Company from February 15, 2006 to March 15, 2006. If Furukawa failed to pay the exercise price in full when due, Furukawa would then be required to pay default interest at a rate per annum equal to the three month LIBOR plus 2.75%, and all of the Company`s reasonable out-of-pocket costs and expenses incurred to collect payment of the exercise price and the default interest. Also, pursuant to the Stockholders Agreement between the Company and Furukawa, if the Company exercised the put right, Furukawa would, at that time, have the right to require the Company to purchase the 7,656,000 shares of common stock of the Company owned by Furukawa for an aggregate price of $45,788,262.

It appears that if CommScope had waited until February 15, 2006 to exercise its right under the put, and if Furukawa exercised its put right, it could have received net cash of approximately $127.6 million in addition to the 7,656,000 shares of common stock. Clearly disclose that the Company, by agreeing to accept the return of 7.7 million shares of common stock in June 2004, lost the opportunity to receive, at most, net cash of $127.6 million and the return of 7.7 million common shares on February 15, 2006.

b. Further, you should explain in MD&A why you agreed to accept the return of 7.7 million shares of your common stock on June 14, 2004 in lieu of $173.4 million in cash in February 2006 in exchange for your investment in OFS BrightWave.

c. Clearly explain to investors how the June 2004 amendments to the existing contractual agreements were "for the mutual benefit of both parties." In this discussion, disclose the closing price of your common stock on June 14, 2004 and explain why you effectively paid a premium to buy back your stock. Quantify this premium over the then current market value of your common stock, your Call Right price, and the Furukawa put price. If the amendments to the agreements were to the detriment of the Company, as it appears, you should clearly say so and remove all suggestions otherwise.

d. Describe, in detail, the terms of the Call Right held by CommScope
(Section 6.1 of the Stockholders Agreement dated October 9, 2002) and explain to investors why the Company chose not to purchase the 7.7 million shares of common stock at 90% of the fair market value.

e. Discuss in MD&A the impact of your optical fiber supply agreement with Furukawa, dated June 14, 2004, on your gross margins and advise us in detail. Tell us if you received favorable pricing in this arrangement. In your response, please compare for us the pricing of each item covered under the Optical Fiber Supply Agreement with OFS
FITEL, LLC dated June 14, 2004 and the Optical Fiber Supply Agreement cited in Section 5.2 of the Memorandum of Understanding dated November 15, 2001.

f. Explain to us why you entered into the Optical Fiber Supply Agreement on June 14, 2004. Tell us why it was necessary to enter into the agreement on this date and not necessary in an earlier period. Explain to us the consideration given by management and Furukawa to the terms of the amendments to your other agreements when negotiating the terms of the Optical Fiber Supply Agreement.
Also,
tell us if all the material terms of the Optical Fiber Supply Agreement, including the initial prices for the products determined in accordance with Appendix A, were consistent with what was commercially available to the Company from other suppliers of substantially similar products on June 14, 2004. Please provide us unredacted copies of this agreement and the agreement cited in
Section 5.2 of the Memorandum of Understanding dated November 15,
2001.

Note 6 - Restructuring Charge and Employee Termination Benefits

3. We note that you have identified production equipment that will be available for sale pending the consolidation of certain production operations in other facilities. You have recorded this equipment at its estimated net realizable value upon sale plus an estimate of its remaining utility while still in service. Clarify for us whether you continue to classify this equipment as assets to be held and used under SFAS 144 and whether you continue to depreciate these assets.
If so, tell us how you determined that this recorded amount represents fair value, which is the required measurement basis for assets to be held and used.



*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Senior Staff Accountant, at
(202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch
Chief,
at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Jearld L. Leonhardt
CommScope, Inc.
March 30, 2006
Page 5